Exhibit (14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated March 25, 2026, relating to the financial statements and financial highlights of Fairlead Tactical Sector ETF, a series of Capitol Series Trust, which are included in Form N-CSR for the year ended January 31, 2026, and to the references to our firm under the headings “Questions and Answers About the Reorganization”, “Comparison of the Target Fund and the Acquiring Fund”, “Independent Registered Public Accounting Firm”, “Appendix B- Financial Highlights of the Target Fund” and “Appendix C-Shareholder Information for Acquiring Fund” in the combined Proxy Statement and Prospectus and “Miscellaneous Information” and “Financial Statements” in the Statement of Additional Information.

COHEN & COMPANY, LTD.

Cleveland, Ohio

September 29, 2026